UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ELBIT VISION SYSTEMS, LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 1.00 per share *

(Title of Class of Securities)

M37576101

(CUSIP Number)

Meir Shamir

Mivtach Shamir Holdings Ltd.

M.S.N.D. Real Estate Holdings Ltd.

27 Habarzel Street

Tel Aviv, 69710, Israel

Tel 972-3-7864949

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13D/A-1(b)(3) or (4), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* “NIS” represents the New Israeli Shekel, the currency of the State of Israel.

CUSIP No. M37576101

1		NAME OF REPORTING PERSON: M.S.N.D. Real Estate Holdings Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION The State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,843,954(*)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,843,954(*)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,843,954(*)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(**)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.08%
14e		TYPE OF REPORTING PERSON CO

(*) This amount includes an aggregate of 3,380,952 shares that may be acquired upon exercise of securities, as described in item 6 of this statement below.

(**) This amount excludes shares beneficially owned by other shareholders of the Issuer who have entered into shareholders agreement with Mivtach as described in item 6 of this statement below. The Reporting Persons disclaim beneficial ownership of such shares.

1		NAME OF REPORTING PERSON: Mivtach Shamir Holdings Ltd I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION The State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,843,954(*)(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,843,954(*)(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,843,954(*)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(**)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.08%
14e		TYPE OF REPORTING PERSON CO

(*) This amount includes an aggregate of 3,380,952 shares that may be acquired upon exercise of securities, as described in item 6 of this statement below.

(**) This amount excludes shares beneficially owned by other shareholders of the Issuer who have entered into shareholders agreement with Mivtach as described in item 6 of this statement below. The Reporting Persons disclaim beneficial ownership of such shares.

(1) As set forth in the voting agreement incorporated by reference as Exhibit 7(b) hereto, Mr. Meir Shamir and Ashtrom Industries Ltd. share voting power with respect to their shares of Mivtach Shamir Holdings Ltd.

(2) For purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, each of Mr. Meir Shamir and Mivtach Shamir may be deemed to beneficially own an aggregate of 15,843,954 Ordinary Shares held by M.S.N.D. Real Estate Holdings Ltd. (“MSND”). MSND is a wholly owned subsidiary of Mivtach Shamir and Mr. Meir Shamir is a chairman of Mivtach Shamir. Each of Mr. Meir Shamir and Mivtach Shamir disclaims beneficial ownership of any of the Ordinary Shares held by MSND.

1		NAME OF REPORTING PERSON: Mr. Meir Shamir I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION The State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,843,954(*)(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,843,954(**) (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,843,954
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 31.08%
14e		TYPE OF REPORTING PERSON IN

(*) This amount includes an aggregate of 3,380,952 shares that may be acquired upon exercise of securities, as described in item 6 of this statement below.

(**) This amount excludes shares beneficially owned by other shareholders of the Issuer who have entered into shareholders agreement with Mivtach as described in item 6 of this statement below. The Reporting Persons disclaim beneficial ownership of such shares.

(1) As set forth in the voting agreement incorporated by reference as Exhibit 7(b) hereto, Mr. Meir Shamir and Ashtrom Industries Ltd. share voting power with respect to their shares of Mivtach Shamir Holdings Ltd.

(2) For purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, each of Mr. Meir Shamir and Mivtach Shamir may be deemed to beneficially own an aggregate of 15,843,954 Ordinary Shares held by MSND. MSND is a wholly owned subsidiary of Mivtach Shamir and Mr. Meir Shamir is a chairman of Mivtach Shamir. Each of Mr. Meir Shamir and Mivtach Shamir disclaims beneficial ownership of any of the Ordinary Shares held by MSND.

ITEM 1. SECURITY AND ISSUER.

Title of Class of Equity Securities:	Ordinary Shares, par value NIS 1.00 per Share (the “Shares”)

Name of Issuer:	Elbit Vision Systems, Ltd.

Address of Issuer’s Principal Executive Offices:	P.O. Box 5030 1 Hayasur St, Hasharon Industrial Park Kadima, 60920 Israel

ITEM 2. IDENTITY AND BACKGROUND.

(a) and (f) This statement on Schedule 13D is being filed by: (1) M.S.N.D. Real Estate Holdings Ltd., a corporation organized under the laws of the State of Israel; (2) Mivtach Shamir Holdings Ltd. (“Mivtach”), a corporation organized under the laws of the State of Israel traded in the Tel Aviv Stock Exchange and (3) Mr. Meir Shamir, a citizen of the State of Israel (collectively, the “Reporting Persons”).

(b) The principal business address for each of the Reporting Persons and other enumerated persons is c/o Mivtach Shamir Holdings Ltd. 27 Habarzel Street, Tel Aviv, 69710, Israel.

(c) Mivtach’s principal business is investment in securities and companies and M.S.N.D. Real Estate Holdings is a wholly owned subsidiary of, and is organized as a holding company to own certain investments acquired by, Mivtach. Mr. Meir Shamir serves as the chairman and CEO of Mivtach.

(d) and (e) During the last five years, none of the Reporting Persons and other enumerated persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a reporting or other enumerated person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FOUNDS OR OTHER CONSIDERATION

On July 31,2007 M.S.N.D (i) converted an existing loan to the Issuer in the amount of $ 3,000,000 (including accrued interest up until March 31, 2007) into 9,523,810 Ordinary Shares, at a price of $ 0.315 per share and a 4 year warrant to purchase up to 2,380,952 Ordinary Shares at an exercise price of $0.45 per share. See Item 6 below. M.S.N.D. used its own funds for the Purchase of these Ordinary Shares and warrants.

ITEM 4. PURPOSE OF TRANSACTION.

If the Reporting Persons believe it to be in their interests, the Reporting Persons may, from time to time, acquire additional Ordinary Shares, or sell all or any portion of the Ordinary Shares held by them, in open market or private transactions or otherwise, at prices and other terms acceptable to the purchasing or selling reporting persons, as applicable, subject to applicable law.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of July 31, 2007, for purposes of Section 13(d), each of Mivtach and Mr. Meir Shamir beneficially owns an aggregate of 15,843,954 Shares, which constitutes approximately 31.08% of the class. M.S.N.D. Real Estate Holdings Ltd. beneficially owns an aggregate of 12,463,002 Shares, which constitute approximately 25.38% of the class.

(b) Mivtach and Mr. Meir Shamir have shared power to direct the vote, dispose and direct the disposition of, an aggregate of 15,843,954 Shares, which constitutes approximately 31.08% of the class. M.S.N.D. Real Estate Holdings Ltd. has shared power to direct the vote, dispose and direct the disposition of, an aggregate of 12,463,002 Shares, which constitute approximately 25.38% of the class.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In an agreement between Elbit and Mivtach, dated July 29,2007, the parties agreed to vote their shares at meetings of Issuer’s shareholders at which members of the board are to be elected, as follows: (a) to elect to Issuer’s board one director nominated by Mivtach, who shall serve as chairman of Issuer’s board, and (b) to elect to Issuer’s board one director nominated by Elbit provided that the party entitled to nominate a director continues to at least hold 7.5% of Issuer’s share capital on a fully diluted basis. A reduction of a party’s holdings shall only be deemed to occur upon a sale by one of the parties, of Issuer’s Ordinary Shares. If a party fails to meet the 7.5% threshold it shall lose the right to nominate a director and such right shall be granted to the party who at such time holds the highest Issuer’s Ordinary Shares. Additionally, the parties to the agreement agreed that in the event that and for as long as Mivtach continues to hold at least 15% of Issuer’s share capital on a fully diluted basis, the parties will vote their shares at meetings of Issuer’s shareholders at which members of the board are to be elected as follows: (a) to elect to Issuer’s board two directors nominated by Mivtach, one of whom shall serve as chairman of Issuer’s board, and (b)to elect to Issuer’s board one director nominated by Elbit. A reduction of a party’s holdings shall only be deemed to occur upon a sale by a shareholder of Issuer’s Ordinary Shares. Notwithstanding the foregoing, at any time during the term of the agreement, Elbit may, in its absolute discretion, by notice in writing to Mivtach, voluntarily terminate its right to designate a director to Issuer’s board of directors. In such an event the right to designate the director to Issuer’s board of directors shall be granted to Mivtach and Elbit shall be obliged to vote its shares in favor of the nominee designated by Mivtach. Furthermore, notwithstanding the foregoing, if prior to May 14,2008 Elbit holds less than the 7.5% threshold other than if any reductions in Elbit’s holdings are as a result of sales of Issuer’s shares by Elbit, Elbit shall maintain its right to designate one member of the board, until May 14,2008. A party whose holdings of Issuer’s share capital falls below 5% of Issuer’s share capital on a fully diluted basis, shall as from the time of such change, automatically cease to be a party to the agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(a) Joint Filing Agreement, filed as Exhibit 7(a) to the Schedule 13D on March 3, 2006.

(b) Voting Agreement by and between Meir Shamir and Ashtrum Industry Ltd., dated as of December 22, 1997, and amended on April 22, 2002, filed as Exhibit 7(b) to the Schedule 13D on March 3, 2006.

(c) Shareholders’ Agreement dated as of July 29, 2007 by and between Elbit Vision Systems, Ltd. and Mivtach Shamir Holdings Ltd., filed as Exhibit 1 to the Schedule 13D/A on August 9, 2007.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: February 14, 2008

MIVTACH SHAMIR HOLDINGS LTD.
By:	/s/ MIVTACH SHAMIR HOLDINGS LTD.
Name:	Meir Shamir
Title:	Chairman

/s/ MEIR SHAMIR
Mr. Meir Shamir

M.S.N.D. Real Estate Holdings, Ltd.
By:	/s/ M.S.N.D. REAL ESTATE HOLDINGS, LTD.
Name:	Meir Shamir
Title:	Sole Director

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)